SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2023

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ/ME No. 07.526.557/0001-00

NIRE 35.300.368.941

NOTICE TO MARKET

In an article published on Feb 1st, 20231, Ambev was wrongly accused by a brewery association of some of its competitors of having an alleged “hole” (“rombo”) in its financial statements.

The accusation is false and opportunistic.

The article was published without even asking for our position or properly checking the veracity of the facts.

We calculate our tax credits based on the legislation and our financial statements are in accordance with legal and accounting rules, with ample disclosure of tax disputes involving the company.

More information on said disputes can be found in the documents disclosed to the market by the Company, including item 4.6 of Ambev's Reference Form (Year 2021). Also, our Form 20-F (Year 2021), Annual Financial Statements (Year 2021) and Quarterly Financial Statements (ITR) related to the 3rd Quarter of 2022 also contain information on such disputes.

Disclosed tax disputes are completely different from a purported “hole” (“rombo”).

The article misleads the reader. There is no “hole” (“rombo”). We have tax disputes where we disagree with the interpretation of the Tax Authorities. Tax disputes are a reflection of the complexity of the Brazilian tax system and a reality of many companies.

Furthermore, the press later clarified that the figures refer to discussions of the entire soft drink industry, and not just Ambev.

We are a Brazilian company that expanded internationally and now operates in communities across 18 countries, and has a culture based on ethics, as we continue to make a positive impact in the communities where we live and work.

We are very proud of our origins, and that Ambev has built an organizational culture of its own, which has been evolving over the years as part of our business transformation journey. This evolution includes the vision of shared growth with our ecosystem and communities and the incentive to collaboration, active listening and long-term vision.

We are here and will always be by the side of Brazilians.

São Paulo, February 2nd, 2023.

Ambev S.A.

Lucas Machado Lira

Chief Financial and Investor Relations Officer

1 https://veja.abril.com.br/coluna/radar-economico/briga-de-bar-a-suspeita-de-cervejarias-sobre-rombo-bilionario-da-ambev/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2023

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer